UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-70067

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alberto-Culver 401(k) Savings Plan

Sally Beauty 401(k) Savings Plan

3900 Morse Street

Denton, TX 76205

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alberto-Culver Company

2525 Armitage Ave.

Melrose Park, IL 60160

ALBERTO-CULVER

401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Independent Auditors’ Report Thereon)

ALBERTO-CULVER

401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Alberto-Culver 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alberto-Culver 401(k) Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

Chicago, Illinois

June 29, 2006

ALBERTO-CULVER

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value	$48,179,056	42,196,178

Receivables:
Employer contributions	1,345,819	1,202,937
Participant contributions	21,405	—

Total receivables	1,367,224	1,202,937

Net assets available for benefits	$49,546,280	43,399,115

See	accompanying notes to financial statements.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,903,226	2,757,434
Dividends and interest income	313,981	351,265
Interest on participant loans	58,845	54,917

Total investment income	2,276,052	3,163,616

Contributions:
Employer	1,345,819	1,202,937
Participant	5,802,940	5,210,704

Total contributions	7,148,759	6,413,641

Total additions	9,424,811	9,577,257

Deductions from net assets attributed to:
Benefits paid to participants	(3,265,568)	(2,475,176)
Administrative fees	(12,078)	(17,145)

Total deductions	(3,277,646)	(2,492,321)

Net increase	6,147,165	7,084,936
Net assets available for benefits at beginning of year	43,399,115	36,314,179

Net assets available for benefits at end of year	$49,546,280	43,399,115

See accompanying notes to financial statements.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

The following description of the Alberto-Culver 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan, established on January 1, 1994, is a defined contribution plan available to eligible employees of Alberto-Culver Company (the Company) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company is the administrator of the Plan. Prudential Bank & Trust Company, FSB (the Trustee) is the trustee of the Plan. Certain affiliates of the Trustee provide record keeping, accounting, custodian, brokerage and investment management services relating to the operation and the assets of the Plan.

(b)	Participation

Employees who are at least 21 years of age may participate in the Plan. On December 31, 2005 and 2004 there were 1,100 and 1,184 participants in or beneficiaries of the Plan, respectively.

(c)	Contributions

Contributions to the Plan are made by both the participant and the Company. Participants may contribute any whole percentage, up to 50% of their eligible compensation, subject to the limitations of the Internal Revenue Code (the Code). Highly compensated participants, as defined by the Code, are subject to more restrictive maximum annual contribution limits. The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. Participants may also make a rollover contribution from other qualified plans or rollover IRA.

Company contributions to the Plan are based on a discretionary match credited to eligible participant accounts on an annual basis. For the years ended December 31, 2005 and 2004, the Company matched 50% of each pretax dollar contributed to the Plan up to the first 5% of eligible compensation for non-collectively bargained participants.

Effective April 1, 2004, the Company agreed to match $0.10 of each dollar contributed up to 6% of eligible compensation for collectively bargained employees of the Company belonging to the United States Steelworkers of America – Local 9777 Chapter. Prior to April 1, 2004, the Company did not offer a matching contribution to these employees.

(d)	Participant Accounts

Participant contributions and Company contributions are invested into the Plan’s available investment alternatives (See Note 1(e)) based upon investment elections of the participant. A participant’s account value depends upon the participant’s investment elections, investment returns, and the amount of Company contributions contributed to his or her account.

4	(Continued)

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(e)	Investment Alternatives

Participants may elect to invest their account balances in twenty investment alternatives within eight different asset classes, as well as the Company’s common stock. The asset classes include: (i) stable value, (ii) fixed income (iii) balanced, (iv) large capitalization equity, (v) mid capitalization equity, (vi) small capitalization equity, (vii) global equity, and (viii) international equity.

Account balances may be invested in 1% increments in any of the Plan’s available investment alternatives. Participants may reallocate their investments among the available investment alternatives any time during the year. Dividend and interest income received on investments are reinvested in the same funds.

Effective January 1, 2004, the Oppenheimer Global Fund (Class A Shares) replaced the Janus Worldwide Fund due to the Janus Worldwide Fund’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement.

On January 21, 2004, the Company’s board of directors approved a 3-for-2 stock split in the form of a 50% stock dividend on the Company’s outstanding shares. The additional shares were distributed February 20, 2004 to shareholders of record at the close of business on February 2, 2004.

Effective June 1, 2004, The International Equity/Julius Baer Fund replaced the Credit Suisse International Focus Account due to the Credit Suisse International Focus Account’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement.

Effective August 1, 2005, a fixed income investment alternative, the Core Plus Bond/PIMCO Fund was added as an investment alternative in the Plan.

Effective August 8, 2005, the Fidelity Advisor Balanced Account was removed from the Plan as an investment option due to the Fidelity Advisor Balanced Account’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement. Plan assets invested in the Fidelity Advisor Balanced Account were transferred to the Balanced I Fund (sub-advised by Wellington Management) on August 10, 2005.

Effective September 30, 2005, Prudential Retirement Insurance and Annuity Company (PRIAC) replaced John A. Levin & Co. with Aronson + Johnson + Ortiz, LP (AJO) as the investment sub-advisor for the Large Cap Value/John A. Levin & Co. Fund.

5	(Continued)

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(f)	Vesting and Forfeitures

Participants become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

Years of vesting service	Vested percentage
Less than 1	0
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Participants who are age 65 or over, die, or become permanently disabled are automatically 100% vested in the value of Company matching contributions and related earnings credited to their account.

If a participant terminates employment with the Company, the participant’s nonvested portion of the Company contributions and earnings thereon are forfeited. Forfeited amounts are used to reduce future Company matching contributions to the Plan. For the Plan years ended December 31, 2005 and 2004, forfeiture amounts allocated to eligible participants were $18,000 and $76,460, respectively.

The Company will reinstate the forfeited balance to the account of a terminated participant who rejoins the Company before incurring five consecutive one year breaks in service.

(g)	Payment of Benefits

Upon termination of employment, including termination due to disability, death or retirement, a participant or their beneficiary may elect to receive a lump payment of the total value of the vested interest in his or her account. Alternatively, a participant may elect to receive a partial payment, Company common stock (to the extent the participant’s account is invested in Company common stock), a direct rollover, or leave his or her account balance with the Plan.

Actively employed participants who have reached age 59 1/2 may begin receiving payments from the vested interest in his or her account. The Plan also allows participants to make hardship withdrawals (subject to provisions of the Code and the Plan) of some or all of their pretax contributions made to the Plan.

(h)	Participant Loans

A participant may borrow against the vested interest in his or her account for periods of one to five years. In the event the loan is used to purchase a primary residence, up to a ten year period for repayment is allowed. Participant loans are limited to the lesser of $50,000 or 50% of the participant’s vested interest in his or her account and bear interest at the prime rate at the time the

6	(Continued)

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

loan is made. The $50,000 maximum is reduced by the participant’s highest outstanding loan balance(s) from all qualified retirement plans maintained by the Company during the preceding twelve months.

Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participant’s account using his or her current investment election. At December 31, 2005 and 2004, interest rates on outstanding loans ranged from to 5.0% to 10.50%, respectively. At December 31, 2005 and 2004, the number of participants with outstanding loans was 224 and 212, respectively.

(i)	Administrative Expenses

The Trustee and its affiliates charge certain administrative fees which are paid by the Plan. All other Plan-related administrative expenses are paid by the Company.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting.

(b)	Asset Valuation and Income Recognition

Net appreciation and net depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end. Purchases and sales of investments are recorded on the trade date. Interest and dividends are recorded when earned.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates fair value.

The carrying value of receivables approximates their fair value given the short maturity of those instruments.

(c)	Payment of Benefits

Benefit payments to participants are recorded upon distribution from the Plan.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and related disclosures. Actual results could differ from those estimates.

7	(Continued)

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(e)	Risks and Uncertainties

The Plan invests in various forms of investments. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investments, it is possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(3)	Investment Information

The fair values of investment fund balances that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004 are as follows:

	2005	2004
Principal Preservation Separate Account	$11,711,999	11,151,618
Dryden S&P 500 Index Fund	5,425,863	4,785,357
Company Common Stock Fund	4,721,895	4,809,190
Fidelity Advisor Equity Growth Account	3,685,506	3,605,870
Large Cap Growth/Turner Investment Partners Fund	3,519,929	2,798,001
Fidelity Advisor Balanced Account	*	2,555,562
Balanced I Fund (Sub-advised by Wellington Management)	3,103,014	*
Oppenheimer Global Fund (Class A Shares)	2,572,326	*

*	Investment does not exceed 5% of the Plan’s net assets

(4)	Related-party Transactions

PRIAC provides record keeping, investment management and custodian services for the Plan. Prudential Investment Management Services LLC (PIMS) provides brokerage services relating to transactions involving the Company’s common stock held by the Plan.

PRIAC and PIMS are affiliates of the Trustee, which are subsidiaries of Prudential Financial, Inc; therefore, these transactions qualify as party-in-interest transactions. Fees for the above services are paid by the Plan as a reduction of the yield earned on the Plan’s investments.

The Company, as plan administrator, is a party-in-interest. Party-in-interest investments held by the Plan included 103,211 shares and 99,016 shares of the Company’s common stock at December 31, 2005 and 2004, respectively, with a fair value of $4,721,895 and $4,809,190, respectively. Dividend income earned on the Company’s common stock was $48,167 and $35,745 for the years ended December 31, 2005 and 2004, respectively.

8	(Continued)

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

During the Plan years ended December 31, 2005 and 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

	2005	2004
Pooled Separate Accounts	$2,243,667	2,210,480
Company Common Stock	(340,441)	546,954

Net appreciation in fair value	$1,903,226	2,757,434

(5)	Plan Termination

It is the intent of the Company that the Plan continues into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

(6)	Tax Status

The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement which received a favorable determination letter from the Internal Revenue Service, dated July 28, 2004, which stated that the form of the Plan and related trust are designed in accordance with applicable sections of the Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan qualifies under Section 401(a) of the Code and is exempt from tax under Section 501(a) of the Code. Furthermore, the plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(7)	Subsequent Events

Effective June 19, 2006, the Small Cap Value/Perkins Wolf McDonnell Fund’s sub-advisor was replaced by Mellon Equity Associates, LLP (MEA) to create the Small Cap Value/MEA Fund.

For the year ending December 31, 2006, the Company will match 50% of each pretax dollar contributed to the Plan up to the first 6% of eligible compensation for participants not subject to a collective bargaining agreement.

Supplemental Schedule

ALBERTO-CULVER

401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, par value, or number of shares	Number of shares/units	Current value
*	Prudential Retirement Insurance and Annuity Company	Principal Preservation Separate Account	1,090,963 Units	$11,711,999
*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500 Index Fund	74,946 Units	5,425,863
*	Alberto-Culver Company	Alberto-Culver Company Common Stock Account	103,211 Shares	4,721,895
*	Prudential Retirement Insurance and Annuity Company	Fidelity Advisor Equity Growth Account	45,177 Units	3,685,506
*	Prudential Retirement Insurance and Annuity Company	Large Cap Growth/Turner Investment Partners Fund	289,443 Units	3,519,929
*	Prudential Retirement Insurance and Annuity Company	Balanced I Fund (Sub-advised by Wellington Management)	69,706 Units	3,103,014
*	Prudential Retirement Insurance and Annuity Company	Oppenheimer Global Fund (Class A Shares)	36,725 Units	2,572,326
*	Prudential Retirement Insurance and Annuity Company	Small Cap Value/Perkins, Wolf, McDonnell Fund	68,408 Units	1,706,983
*	Prudential Retirement Insurance and Annuity Company	Lifetime 40 Fund	112,633 Units	1,690,420
*	Prudential Retirement Insurance and Annuity Company	Small Cap Growth/TimesSquare Fund	73,010 Units	1,548,798
*	Prudential Retirement Insurance and Annuity Company	International Equity/Julius Baer Fund	74,774 Units	1,443,967
*	Prudential Retirement Insurance and Annuity Company	Lifetime 30 Fund	78,019 Units	1,191,193
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Blend/New Amsterdam
		Partners Fund	75,028 Units	1,134,430
*	Prudential Retirement Insurance and Annuity Company	Lifetime 20 Fund	56,043 Units	853,301
*	Prudential Retirement Insurance and Annuity Company	Large Cap Value/AJO Fund	42,365 Units	709,572
*	Prudential Retirement Insurance and Annuity Company	Lifetime 50 Fund	41,819 Units	629,816
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Value (Sub-advised by Wellington Management)	31,487 Units	583,798
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners Fund	50,213 Units	561,728
*	Prudential Retirement Insurance and Annuity Company	Lifetime 60 Fund	18,559 Units	279,526
*	Prudential Retirement Insurance and Annuity Company	Core Plus Bond/PIMCO Fund	5,839 Units	70,092
	Participant Loans	Loans to participants, bearing interest from 5.00% to 10.50% with varying maturities through 2015	—	1,034,900

				$48,179,056

*	Represents a party-in-interest.

See accompanying independent auditors’ report.

SALLY BEAUTY

401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Independent Auditors’ Report Thereon)

SALLY BEAUTY

401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Sally Beauty 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sally Beauty 401(k) Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

Chicago, Illinois

June 29, 2006

SALLY BEAUTY

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value	$68,744,151	60,637,106

Receivables:
Employer contributions	2,145,796	2,359,553
Participant contributions	248,388	236,584

Total receivables	2,394,184	2,596,137

Total Assets	71,138,335	63,233,243

Liabilities:
Corrective distributions payable	136,806	—

Net assets available for benefits	$71,001,529	63,233,243

See accompanying notes to financial statements.

2

SALLY BEAUTY

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,864,810	4,109,710
Dividends and interest income	384,341	413,493
Interest on participant loans	121,348	105,088

Total investment income	3,370,499	4,628,291

Contributions:
Employer	2,145,796	2,359,553
Participant	7,668,373	7,786,452
Plan Merger	2,437,467	10,592,225

Total contributions	12,251,636	20,738,230

Total additions	15,622,135	25,366,521

Deductions from net assets attributed to:
Benefits paid to participants	(7,678,419)	(3,570,517)
Corrective distributions	(136,806)	—
Administrative fees	(38,624)	(44,093)

Total deductions	(7,853,849)	(3,614,610)

Net increase	7,768,286	21,751,911
Net assets available for benefits at beginning of year	63,233,243	41,481,332

Net assets available for benefits at end of year	$71,001,529	63,233,243

See accompanying notes to financial statements.

3

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

The following description of the Sally Beauty 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan, established on January 1, 1994, is a defined contribution plan available to eligible employees of Sally Beauty Company (the Company) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company is the administrator of the Plan. Prudential Bank & Trust Company, FSB (the Trustee) is the trustee of the Plan. Certain affiliates of the Trustee provide record keeping, accounting, custodian, brokerage and investment management services relating to the operation and the assets of the Plan.

(b)	Participation

All eligible employees whose customary employment is for at least 1,000 hours within 12 consecutive months, who are not members of a collective bargaining unit, and who are at least 21 years of age may participate in the Plan upon the completion of twelve months of service. On December 31, 2005 and 2004 there were 2,982 and 3,243 participants in or beneficiaries of the Plan, respectively.

(c)	Contributions

Contributions to the Plan are made by both the participant and the Company. Participants may contribute any whole percentage, up to 50% of their eligible compensation, subject to the limitations of the Internal Revenue Code (the Code). Highly compensated participants, as defined by the Code, are subject to more restrictive maximum annual contribution limits. The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. Participants may also make a rollover contribution from other qualified plans or rollover IRA.

Company contributions to the Plan are based on a discretionary match credited to eligible participant accounts on an annual basis. For the years ended December 31, 2005 and 2004, the Company matched 50% of each pretax dollar contributed to the Plan up to the first 5% of eligible compensation for non-collectively bargained participants.

(d)	Participant Accounts

Participant contributions and Company contributions are invested into the Plan’s available investment alternatives (See Note 1(e)) based upon investment elections of the participant. A participant’s account value depends upon the participant’s investment elections, investment returns, and the amount of Company contributions contributed to his or her account.

4	(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(e)	Investment Alternatives

Participants may elect to invest their account balances in twenty investment alternatives within eight different asset classes, as well as Alberto-Culver Company (Alberto-Culver) common stock. The Company is a wholly owned subsidiary of Alberto-Culver. The asset classes include: (i) stable value, (ii) fixed income (iii) balanced, (iv) large capitalization equity, (v) mid capitalization equity, (vi) small capitalization equity, (vii) global equity, and (viii) international equity.

Account balances may be invested in 1% increments in any of the Plan’s available investment alternatives. Participants may reallocate their investments among the available investment alternatives any time during the year. Dividend and interest income received on investments are reinvested in the same funds.

Effective January 1, 2004, the Oppenheimer Global Fund (Class A Shares) replaced the Janus Worldwide Fund due to the Janus Worldwide Fund’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement.

On January 21, 2004, Alberto-Culver’s board of directors approved a 3-for-2 stock split in the form of a 50% stock dividend on Alberto-Culver’s outstanding shares. The additional shares were distributed February 20, 2004 to shareholders of record at the close of business on February 2, 2004.

Effective June 1, 2004, The International Equity/Julius Baer Fund replaced the Credit Suisse International Focus Account due to the Credit Suisse International Focus Account’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement.

Effective August 1, 2005, a fixed income investment alternative, the Core Plus Bond/PIMCO Fund was added as an investment alternative in the Plan.

Effective August 8, 2005, the Fidelity Advisor Balanced Account was removed from the Plan as an investment option due to the Fidelity Advisor Balanced Account’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement. Plan assets invested in the Fidelity Advisor Balanced Account were transferred to the Balanced I Fund (sub-advised by Wellington Management) on August 10, 2005.

Effective September 30, 2005, Prudential Retirement Insurance and Annuity Company (PRIAC) replaced John A. Levin & Co. with Aronson + Johnson + Ortiz, LP (AJO) as the investment sub-advisor for the Large Cap Value/John A. Levin & Co. Fund.

5	(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(f)	Vesting and Forfeitures

Participants become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

Years of vesting service	Vested percentage
Less than 1	0
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Participants who are age 65 or over, die, or become permanently disabled are automatically 100% vested in the value of Company matching contributions and related earnings credited to their account.

If a participant terminates employment with the Company, the participant’s nonvested portion of the Company contributions and earnings thereon are forfeited. Forfeited amounts are used to reduce future Company matching contributions to the Plan. For the Plan years ended December 31, 2005 and 2004, forfeiture amounts allocated to eligible participants were $180,000 and $35,000, respectively.

The Company will reinstate the forfeited balance to the account of a terminated participant who rejoins the Company before incurring five consecutive one year breaks in service.

(g)	Plan Mergers

During the 2005 Plan year, participant account balances in the Innovations Successful Services, Inc. 401(k) Savings Plan and Pacific Salon Systems Inc. 401(k) Retirement Plan totaling $2,437,467 were transferred into the Plan due to the Company’s December 2004 acquisition of CosmoProf.

During the 2004 Plan year, participant account balances in the West Coast Beauty Supply Company Retirement Savings Plan totaling $10,592,225 were transferred into the Plan due to the Company’s December 2003 acquisition of the West Coast Beauty Supply Company.

(h)	Payment of Benefits

Upon termination of employment, including termination due to disability, death or retirement, a participant or their beneficiary may elect to receive a lump payment of the total value of the vested interest in his or her account. Alternatively, a participant may elect to receive a partial payment, Alberto-Culver common stock (to the extent the participant’s account is invested in Alberto-Culver common stock), a direct rollover, or leave his or her account balance with the Plan.

Actively employed participants who have reached age 59 1/2 may begin receiving payments from the vested interest in his or her account. The Plan also allows participants to make hardship withdrawals (subject to provisions of the Code and the Plan) of some or all of their pretax contributions made to the Plan.

6	(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(i)	Corrective Distributions

As required under Sections 401(k) and 401(m) of the Code, the Plan is required to pass compliance tests as they relate to both participant and Company matching contributions to the Plan. If the Plan does not pass these tests, the Plan must make corrective distributions to certain highly compensated employees. For the Plan years ended December 31, 2005 and 2004, corrective distributions were required in the amounts of $136,806 and $273,743, respectively. Corrective distributions are processed in the Plan year subsequent in which the participant and Company contributions were initially contributed. Corrective distributions totaling $273,743 and $113,225 related to 2004 and 2003 have been included in the amounts reflected as Benefits Paid to Participants. Beginning in 2005 the Plan reflects corrective distributions to be distributed after the Plan year-end as liabilities as of the Plan year-end.

(j)	Participant Loans

A participant may borrow against the vested interest in his or her account for periods of one to five years. In the event the loan is used to purchase a primary residence, up to a ten year period for repayment is allowed. Certain primary residence loans acquired through plan mergers may have repayment periods that exceed a ten year period. Participant loans are limited to the lesser of $50,000 or 50% of the participant’s vested interest in his or her account and bear interest at the prime rate at the time the loan is made. The $50,000 maximum is reduced by the participant’s highest outstanding loan balance(s) from all qualified retirement plans maintained by the Company during the preceding twelve months.

Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participant’s account using his or her current investment election. At December 31, 2005 and 2004, interest rates on outstanding loans ranged from to 5.0% to 10.50%, respectively. At December 31, 2005 and 2004, the number of participants with outstanding loans was 675 and 638, respectively.

(k)	Administrative Expenses

The Trustee and its affiliates charge certain administrative fees which are paid by the Plan. All other Plan-related administrative expenses are paid by the Company.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting.

(b)	Asset Valuation and Income Recognition

Net appreciation and net depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end. Purchases and sales of investments are recorded on the trade date. Interest and dividends are recorded when earned.

7	(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates fair value.

The carrying value of receivables approximates their fair value given the short maturity of those instruments.

(c)	Payment of Benefits

Benefit payments to participants are recorded upon distribution from the Plan.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and related disclosures. Actual results could differ from those estimates.

(e)	Risks and Uncertainties

The Plan invests in various forms of investments. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investments, it is possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

8	(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(3)	Investment Information

The fair values of investment fund balances that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004 are as follows:

	2005	2004
Principal Preservation Separate Account	$14,348,392	13,214,286
Fidelity Advisor Equity Growth Account	6,900,395	6,808,784
Alberto-Culver Common Stock	5,918,937	6,554,021
Balanced I Fund (Sub-advised by Wellington Management)	5,711,946	*
Large Cap Growth/Turner Investment Partners Fund	5,355,562	4,242,471
Dryden S&P 500 Index Fund	4,631,185	3,996,534
Fidelity Advisor Balanced Account	*	3,461,708
Large Cap Value/AJO Fund	3,204,922	3,455,226
International Equity/Julius Baer Fund	3,762,492	*
Oppenheimer Global Fund (Class A Shares)	3,494,356	*

*	Investment does not exceed 5% of the Plan’s net assets

During the Plan years ended December 31, 2005 and 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

	2005	2004
Pooled Separate Accounts	$3,307,308	3,323,086
Company Common Stock	(442,498)	786,624

Net appreciation in fair value	$2,864,810	4,109,710

(4)	Related-party Transactions

PRIAC provides record keeping, investment management and custodian services for the Plan. Prudential Investment Management Services LLC (PIMS) provides brokerage services relating to transactions involving the Alberto-Culver common stock held by the Plan.

PRIAC and PIMS are affiliates of the Trustee, which are subsidiaries of Prudential Financial, Inc; therefore, these transactions qualify as party-in-interest transactions. Fees for the above services are paid by the Plan as a reduction of the yield earned on the Plan’s investments.

The Company, as plan administrator, is a party-in-interest. Party-in-interest investments held by the Plan included 129,376 shares and 134,855 shares of Alberto-Culver common stock at December 31, 2005 and 2004, respectively, with a fair value of $5,918,937 and $6,554,021, respectively. Dividend income earned on Alberto-Culver’s common stock was $61,703 and $50,162 for the years ended December 31, 2005 and 2004, respectively.

(5)	Plan Termination

It is the intent of the Company that the Plan continues into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

9	(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(6)	Tax Status

The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement which received a favorable determination letter from the Internal Revenue Service, dated July 28, 2004, which stated that the form of the Plan and related trust are designed in accordance with applicable sections of the Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan qualifies under Section 401(a) of the Code and is exempt from tax under Section 501(a) of the Code. Furthermore, the plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

10	(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2004 to the IRS Form 5500:

Net assets available for benefits per the financial statements	$63,233,243
Amounts allocated to withdrawing participants	(776)

Net assets available for benefits per IRS Form 5500	$63,232,467

For the Plan year ended December 31, 2005, there were no amounts allocated to withdrawing participants; therefore a reconciliation to the IRS Form 5500 is not required.

The following is a reconciliation of benefits paid to participants per the financial statements for the Plan years ended December 31, 2005 and 2004 to the Form 5500:

	2005	2004
Benefits paid to participants per the financial statements	$7,678,419	3,570,517
Add amounts allocated to withdrawing participants in current year	—	776
Less amounts allocated to withdrawing participants in prior year	(776)	—

Benefits paid to participants per IRS Form 5500	$7,677,643	3,571,293

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005 and 2004, but not yet paid as of that date. For the Plan year ended December 31, 2005, there were no amounts allocated to withdrawing participants.

(8)	Subsequent Event

Effective June 19, 2006, the Small Cap Value/Perkins Wolf McDonnell Fund’s sub-advisor was replaced by Mellon Equity Associates, LLP (MEA) to create the Small Cap Value/MEA Fund.

Supplemental Schedule

SALLY BEAUTY

401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, par value, or number of shares	Number of shares/units	Current value
*	Prudential Retirement Insurance and Annuity Company	Principal Preservation Separate Account	1,336,541 Units	$14,348,392
*	Prudential Retirement Insurance and Annuity Company	Fidelity Advisor Equity Growth Account	84,586 Units	6,900,395
*	Alberto-Culver Company	Alberto-Culver Company
		Common Stock Account	129,376 Shares	5,918,937
*	Prudential Retirement Insurance and Annuity Company	Balanced I Fund (Sub-advised by
		Wellington Management)	128,312 Units	5,711,946
*	Prudential Retirement Insurance and Annuity Company	Large Cap Growth/Turner
		Investment Partners Fund	440,387 Units	5,355,562
*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500 Index Fund	63,970 Units	4,631,185
*	Prudential Retirement Insurance and Annuity Company	International Equity/Julius Baer Fund	194,835 Units	3,762,492
*	Prudential Retirement Insurance and Annuity Company	Oppenheimer Global Fund (Class A Shares)	49,889 Units	3,494,356
*	Prudential Retirement Insurance and Annuity Company	Large Cap Value/AJO Fund	191,349 Units	3,204,922
*	Prudential Retirement Insurance and Annuity Company	Small Cap Growth/TimesSquare Fund	102,903 Units	2,182,911
*	Prudential Retirement Insurance and Annuity Company	Lifetime 40 Fund	116,737 Units	1,752,017
*	Prudential Retirement Insurance and Annuity Company	Small Cap Value/Perkins, Wolf,
		McDonnell Fund	69,904 Units	1,744,296
*	Prudential Retirement Insurance and Annuity Company	Lifetime 50 Fund	113,744 Units	1,713,070
*	Prudential Retirement Insurance and Annuity Company	Lifetime 30 Fund	94,525 Units	1,443,213
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Blend/New Amsterdam
		Partners Fund	87,343 Units	1,320,635
*	Prudential Retirement Insurance and Annuity Company	Lifetime 20 Fund	61,913 Units	942,675
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners Fund	75,496 Units	844,567
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Value (Sub-advised by
		Wellington Management)	40,828 Units	756,975
*	Prudential Retirement Insurance and Annuity Company	Lifetime 60 Fund	16,407 Units	247,117
*	Prudential Retirement Insurance and Annuity Company	Core Plus Bond/PIMCO Fund	861 Units	10,335
	Participant Loans	Loans to participants, bearing interest from 5.00% to 10.50% with varying maturities through 2030	—	2,458,153

				$68,744,151

*	Represents a party-in-interest.

See accompanying independent auditors’ report.

SIGNATURES

The Plans: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

SALLY BEAUTY 401(k) SAVINGS PLAN

By:	/s/ William J. Cernugel
Alberto-Culver Company, Senior Vice President
and Chief Financial Officer as Plan Administrator

ALBERTO-CULVER 401(k) SAVINGS PLAN

By:	/s/ William J. Cernugel
Alberto-Culver Company, Senior Vice President
and Chief Financial Officer as Plan Administrator

Dated: June 29, 2006